UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2025

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. shareholders reached US$ 246 million as of June 30, 2025, equivalent to a decrease of 7.8% compared to June 30, 2024, mainly due to lower financial results, offsetting improved margins in the Generation and Distribution and Networks businesses. On a quarterly basis, net income was US$ 71 million in Q2 2025, equivalent to a decrease of US$ 39 million compared to Q2 2024, partially due to higher asset depreciation, expenses for incentives granted to employees linked to early retirement plans, and other fixed expenses.

•	Operating revenues totaled US$ 2,279 million as of June 2025, down 7.3% compared to June 2024, mainly due to lower energy sales, primarily in the Generation Segment. Similarly, during Q2 2025, operating revenues decreased 12.6% to US$ 1,177 million, mainly due to lower energy sales.

•	Procurement and services costs totaled US$ 1,413 million as of June 2025, equivalent to a decrease of 16.1% compared to June 2024, largely explained by lower energy purchase costs and transportation expenses in the Generation and Distribution and Networks Segments. A similar trend was recorded during Q2 2025, with a 19.9% reduction in procurement and services costs to US$ 762 million, mainly due to lower energy purchase costs and transportation expenses in both Segments.

•	As a result of the factors described above, the Company's EBITDA totaled US$ 659 million as of June 2025, representing a growth of 10.4% compared to June 2024. During Q2 2025, EBITDA reached US$ 293 million, a decrease of US$ 10 million compared to Q2 2024.

•	The financial result went from an expense of US$ 52 million as of June 2024 to an expense of US$ 84 million as of June 2025, mainly explained by lower financial income and lower gain on adjustment units. During Q2 2025, the financial result recorded an increase in expenses of US$ 3 million compared to Q2 2024, reaching a total of US$ 58 million, mainly due to higher financial expenses.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation decreased 5.3% to 11,474 GWh as of June 2025 (-645 GWh), mainly due to lower hydroelectric dispatch in the first quarter of the current year, combined with lower solar generation. During Q2 2025, net generation decreased by 2.9% (-176 GWh) to 5,892 GWh, mainly due to lower solar dispatch.

•	Physical energy sales decreased 11.6% compared to June 2024, reaching 15,895 GWh (-2,090 GWh) during the first half of 2025, mainly explained by lower sales to regulated customers due to the expiration of contracts at the end of 2024. Similarly, during Q2 2025, physical sales decreased 13.6% (-1,232 GWh) to reach 7,847 GWh, mainly due to lower sales to regulated and free customers.

•	Operating revenues decreased 9.9% to US$ 1,604 million as of June 2025, mainly due to lower energy sales largely related to the aforementioned decrease in physical sales. Similarly, during Q2 2025, operating revenues decreased 13.4% compared to Q2 2024, reaching US$ 825 million, mainly due to lower energy sales, partially offset by higher gas sales.

•	Procurement and services costs totaled US$ 902 million as of June 2025, down 18.2%, mainly due to lower energy purchase costs and transportation expenses, together with lower fuel consumption costs. Procurement and services costs followed the same trend during Q2 2025, with a 19.8% reduction to US$ 492 million, mainly due to the lower energy purchase costs mentioned above.

•	As a result of the factors described above, EBITDA for the Generation Segment increased 0.9% compared to June 2024, totaling US$ 576 million during the first half of 2025. On a quarterly basis, EBITDA totaled US$ 260 million in Q2 2025, a decrease of US$ 22 million compared to Q2 2024.

	Cumulative			Quarterly
Physical Data	Jun-25	Jun-24	% Change	Q2 2025	Q2 2024	% Change

Total Sales (GWh)	15,895	17,985	(11.6%)	7,847	9,079	(13.6%)
Total Generation (GWh)	11,474	12,119	(5.3%)	5,892	6,068	(2.9%)

Distribution & Networks

•	Physical sales decreased 2.3% compared to June 2024, reaching 7,237 GWh as of June 2025 (-170 GWh), mainly in the residential and commercial segments. The same trend was recorded during Q2 2025, with physical sales totaling 3,577 GWh, equivalent to a 5.0% decrease (-187 GWh) compared to Q2 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

•	The number of customers grew by 1.4% at the end of the first half of 2025, reaching a total of 2,175,718 end users, especially in the residential segment. On the other hand, energy losses went from 5.5% in June 2024 to 6.2% in June 2025.

•	Operating revenues decreased 1.1% compared to June 2024, recording a value of US$ 872 million, mainly due to lower energy sales. Similarly, during Q2 2025, operating revenues totaled US$ 439 million, 9.6% below the level reported in Q2 2024 as a result of lower energy sales.

•	Procurement and services costs totaled US$ 719 million as of June 2025, equivalent to a 6.4% decrease compared to June 2024, mainly explained by lower energy purchase costs and transportation expenses. Similarly, during Q2 2025, procurement and services costs reached US$ 362 million, down 13.5% from Q2 2024.

•	Given the above, EBITDA for the Distribution and Networks Segment reached US$ 92 million as of June 2025, which compares favorably with the US$ 57 million recorded as of June 2024. EBITDA showed a similar trend in Q2 2025, reaching a total of US$ 42 million, up 16.4% compared to the same period in 2024, as a result of lower operating costs.

	Cumulative			Quarterly
Physical Data	Jun-25	Jun-24	% Change	Q2 2025	Q2 2024	% Change

Total Sales (GWh)	7,237	7,407	(2.3%)	3,577	3,764	(5.0%)
Number of Customers	2,175,718	2,145,621	1.4%	2,175,718	2,145,621	1.1%

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt as of June 2025 increased US$ 40 million compared to December 2024, totaling US$ 3,970 million. This variation is explained by the following:

-	The disbursement of Enel Chile's committed credit line with Corporación Andina de Fomento (CAF) for a total of US$ 100 million.
-	The repayment of a loan installment from Enel Finance International to Enel Chile for a total of US$ 81 million in June 2025.
-	The amortization of Enel Generación Chile's H and M bonds for US$ 22 million.
-	An increase of US$ 43 million in lease liabilities (IFRS 16).

Enel Chile's available liquidity breaks down into the following factors:

-	Cash and cash equivalents : US$ 320 million
-	Committed credit lines available : US$ 590 million

The average cost of debt in June 2025 decreased to 4.9% from 5.0% in December 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile's exchange rate risk hedging policy establishes that there must be a long-term balance between the currency in which each company's cash flows are indexed and the currency in which it borrows. Therefore, to date, the Enel Chile Group has cross currency swap contracts for US$ 189 million and forwards for US$ 589 million.

In order to reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an adequate balance in its debt structure, for which it has interest rate swap contracts for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On December 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that payments be calculated using the official price US dollar exchange rate on the sixth working day following the publication of the Coordinator’s Payment Chart rather than the monthly average US dollar exchange rate in force until then.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

The fund is managed by Chile’s treasury department, Tesorería General de la República. It is to receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

Customers that consume over 350 kWh per month are to pay the actual price of energy and capacity as of the publication date of the node price decree for the first semester of 2024 and an additional charge (MPC charge) enabling the repayment of the debt accumulated by PEC and MPC mechanisms. Customers that consume 350 kWh per month or less are to pay the actual price of energy and capacity as of the publication date of the node price decree for the second semester of 2024 and the additional MPC charge as of the publication date of the node price decree of the first semester of 2025.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to United States dollars, as the US currency became the currency that significantly influences the economic environment in which the Company operates. The analysis that determined the change in functional currency was completed during the last quarter of the previous year and was disclosed in Enel Chile's consolidated financial statements as of December 31, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

This change in functional currency was mainly due to the fact that, also on January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to US dollars. This was mainly due to the fact that, as of 2025, the main source of income of said subsidiary will originate from the group of free customer contracts, which, considering the billing and collection cycles, give rise to substantially lower exposure to exchange rate fluctuations compared to the group of regulated customers, which require a much longer time to complete the collection process. The group of regulated customer contracts represented the Company's main source of income until fiscal year 2024.

Thus, considering the relevance of the generation segment for the Group, Enel Chile's main source of income, i.e., dividends from its subsidiaries, will have a consistent determination basis in United States dollars.

It is important to note that, until the end of 2024, the Company maintained certain operations defined as cash flow hedges, which covered the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the US dollar, which were managed by obtaining financing in the latter currency and derivative contracts. Considering the planned change in functional currency for Enel Generación Chile, the accounting hedges described above ceased to be effective and, therefore, due to the change in the risk management objective, were discontinued prospectively.

The cumulative amount in cash flow hedge reserves related to revenues directly linked to the performance of the US dollar amounted to Ch$ 620,164 million (~US$ 657 million) before taxes. This amount was fully recognized as lower revenues at the end of fiscal year 2024.

Enel Chile also changed the reporting currency of its consolidated financial statements, adopting US dollars as of 2025. The change in reporting currency was accounted for as a change in accounting policy and applied retrospectively, as if the new reporting currency had always been the reporting currency of the consolidated financial statements.

For further information, see note No. 3 to Enel Chile's consolidated financial statements as of June 30, 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out the generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,892 MW[1] net installed capacity as of June 30, 2025. Generation assets are diversified, and focus on renewable energy, which represents 78%[2] of the Enel Chile’s total net installed capacity. A total of 3,665 MW comes from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,073 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended June 30, 2025, and 2024:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-25	Jun-24	% Change	Q2 2025	Q2 2024	% Change	Jun-25	Jun-24

Sistema Eléctrico Nacional (SEN)	15,895	17,985	(11.6%)	7,847	9,079	(13.6%)	39.6%	44.5%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended June 30, 2025, and 2024:

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-25	Jun-24	% Change	Q2 2025	Q2 2024	% Change	Jun-25	Jun-24

Distribution & Networks Business	7,237	7,407	(2.3%)	3,577	3,764	(5.0%)	6.2%	5.5%

Other Information	Jun-25	Jun-24	% Change

Number of Customers	2,175,718	2,145,621	1.4%
Customers/Employees	4,121	3,818	7.9%

1 Includes an additional 23 MW net capacity during the first semester of 2025. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

2 Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

The following chart presents electricity sales revenue per business segment and customer type on a cumulative basis as of June 30, 2025, and 2024:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

Generation:	1,422	1,628	(214)	(216)	1,208	1,412
Regulated customers	565	804	(212)	(186)	353	618
Non regulated customers	695	723	(2)	(30)	693	693
Spot market	162	101	-	-	162	101
Distribution & Networks:	829	856	(10)	(10)	819	846
Residential	440	446	-	-	440	446
Commercial	237	249	-	-	237	249
Industrial	63	66	-	-	63	66
Other	89	95	(10)	(10)	79	85
Less: Consolidation adjustments	(224)	(226)	-	-	-	-

Total Energy Sales	2,027	2,258	(224)	(226)	2,027	2,258

Millions of US Dollars variation in US$ and %	(231)	(10.23%)	-	-	(231)	(10.23%)

	Quarterly Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024

Generation:	705	853	(92)	(96)	613	757
Regulated customers	292	434	(91)	(81)	201	353
Non regulated customers	293	341	(1)	(15)	292	326
Spot market	120	78	-	-	120	78
Distribution & Networks:	421	470	(5)	(5)	416	465
Residential	228	253	-	-	228	253
Commercial	116	131	-	-	116	131
Industrial	31	36	-	-	31	36
Other	46	50	(5)	(5)	41	45
Less: Consolidation adjustments	(97)	(101)	-	-	-	-

Total Energy sales	1,029	1,222	(97)	(101)	1,029	1,222

Millions of US Dollars variation in US$ and %	(193)	(15.79%)	-	-	(193)	(15.79%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of June 30, 2025, the income attributable to Enel Chile shareholders reached a profit of US$ 246 million, representing a decrease of US$ 21 million, or 7.8% compared to the result obtained in the first half of 2024, mainly due to a lower financial result, offsetting improved margins in the Generation and the Distribution and Networks businesses.

Regarding Q2 2025, the result attributable to Enel Chile shareholders recorded a profit of US$ 71 million, equivalent to a reduction of US$ 39 million compared to Q2 2024, partly due to higher asset depreciation, expenses for incentives granted to workers linked to early retirement plans, and other fixed expenses.

The following chart compares the cumulative figures of each item of the income statement as of June 30, 2025, and 2024:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Jun-25	Jun-24 (1)	Change	% Change	Q2 2025	Q2 2024	Change	% Change

REVENUES	2,279	2,457	(178)	(7.3%)	1,177	1,347	(170)	(12.6%)
Sales	2,228	2,419	(192)	(7.9%)	1,175	1,330	(155)	(11.6%)
Other operating revenues	51	38	13	34.2%	1	17	(15)	(91.6%)
PROCUREMENT AND SERVICES	(1,413)	(1,683)	270	(16.1%)	(762)	(951)	189	(19.9%)
Energy purchases (1)	(893)	(1,120)	228	(20.4%)	(439)	(618)	178	(28.9%)
Fuel consumption	(215)	(227)	12	(5.4%)	(120)	(123)	3	(2.7%)
Transportation expenses	(151)	(188)	36	(19.4%)	(95)	(109)	14	(13.0%)
Other variable procurement and service cost	(154)	(148)	(6)	4.2%	(107)	(100)	(7)	6.8%
CONTRIBUTION MARGIN	866	774	92	11.9%	415	396	19	4.8%
Other work performed by entity and capitalized	16	19	(3)	(14.0%)	10	9	2	23.0%
Employee benefits expense	(91)	(87)	(3)	3.6%	(53)	(41)	(11)	27.5%
Other fixed operating expenses	(133)	(109)	(24)	22.0%	(79)	(59)	(20)	33.5%
GROSS OPERATING INCOME (EBITDA)	659	597	62	10.4%	293	304	(10)	(3.4%)
Depreciation and amortization	(174)	(154)	(20)	12.9%	(90)	(79)	(11)	13.3%
Impairment loss (Reversal)	(29)	-	(29)	n/a	(29)	-	(29)	n/a
Impairment loss (Reversal) for applying IFRS 9	(18)	(11)	(6)	56.2%	(9)	(8)	(1)	13.2%
OPERATING INCOME (EBIT)	437	431	6	1.5%	166	217	(51)	(23.6%)
FINANCIAL RESULT	(84)	(52)	(32)	62.7%	(58)	(55)	(3)	6.3%
Financial income	28	56	(28)	(49.9%)	13	21	(8)	(36.5%)
Financial expenses	(130)	(127)	(3)	2.4%	(73)	(59)	(15)	25.4%
Gain (Loss) for indexed assets and liabilities	11	21	(10)	(48.4%)	3	5	(1)	(25.2%)
Foreign currency exchange differences, net	7	(2)	9	(527.9%)	(2)	(22)	20	(92.3%)
OTHER NON-OPERATING RESULTS	7	3	4	155.0%	4	2	1	69.9%
Share of profit (loss) of associates accounted for using the equity method	7	3	4	155.0%	4	2	1	69.9%
NET INCOME BEFORE TAXES	360	382	(22)	(5.8%)	111	164	(53)	(32.4%)
Income Tax	(93)	(90)	(3)	3.4%	(30)	(42)	12	(28.0%)

NET INCOME	267	292	(25)	(8.6%)	81	122	(41)	(33.9%)
Shareholders of the parent company	246	267	(21)	(7.8%)	71	110	(39)	(35.3%)
Non-controlling interest	22	25	(4)	(13.9%)	10	12	(2)	(17.5%)

Earning per share (US$ /share) (2)	0.0036	0.0039	(0.0003)	(7.8%)	0.00	0.00	(0.00)	(35.3%)

(1) Enel Chile changed its functional currency as of 2025 and the reporting currency of its consolidated financial statements from Chilean pesos to United States dollars. In this context, the results for the quarter ended June 30, 2024 have been translated into U.S. dollars using the average exchange rate applicable to that period ($ 941.02 CLP/US$). For more information refer to note 3 to the consolidated financial statements of Enel Chile as of June 30, 2025.
(2) As of June 30, 2025 and June 30, 2024 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

EBITDA

Enel Chile's consolidated EBITDA accumulated as of June 30, 2025, reached US$ 659 million, representing an increase of US$ 62 million compared to the first half of 2024, or 10.4%, mainly due to lower operating costs in the Generation and the Distribution and Networks businesses.

During Q2 2025, consolidated EBITDA reached US$ 293 million, a decrease of US$ 10 million compared to Q2 2024, largely explained by lower energy sales in both business segments.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative basis as of June 30, 2025, and 2024, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Jun-25	Jun-24	Change	% Change	Q2 2025	Q2 2024	Change	% Change

Generation business revenues	1,604	1,779	(176)	(9.9%)	825	952	(127)	(13.4%)
Distribution & Networks business revenues	872	882	(10)	(1.1%)	439	485	(46)	(9.6%)
Less: consolidation adjustments and other activities	(197)	(204)	7	(3.5%)	(87)	(91)	4	(4.1%)
Total Consolidated Revenues	2,279	2,457	(178)	(7.3%)	1,177	1,347	(170)	(12.6%)

Generation business costs	(902)	(1,102)	200	(18.2%)	(492)	(613)	121	(19.8%)
Distribution & Networks business costs	(719)	(768)	49	(6.4%)	(362)	(419)	57	(13.5%)
Less: consolidation adjustments and other activities	208	187	21	11.0%	92	81	11	13.6%
Total Consolidated Procurement and Services Costs	(1,413)	(1,683)	270	(16.1%)	(762)	(951)	189	(19.9%)

Personnel Expenses	(33)	(27)	(6)	21.6%	(17)	(15)	(2)	14.6%
Other expenses by nature	(92)	(79)	(14)	17.4%	(55)	(42)	(13)	32.0%
Total Generation business	(126)	(106)	(20)	18.5%	(73)	(57)	(16)	27.4%
Personnel Expenses	(15)	(16)	1	(7.4%)	(10)	(7)	(3)	50.2%
Other expenses by nature	(46)	(41)	(5)	12.3%	(25)	(24)	(1)	4.1%
Total Distribution & Networks business	(61)	(57)	(4)	6.7%	(34)	(30)	(4)	14.2%
Less: consolidation adjustments and other activities	(21)	(14)	(7)	46.5%	(14)	(5)	(9)	194.4%

EBITDA, by business segment
Generation business EBITDA	576	571	5	0.9%	260	282	(22)	(7.7%)
Distribution & Networks business EBITDA	92	57	36	63.0%	42	36	6	16.4%
Less: consolidation adjustments and other activities	(10)	(31)	21	(68.0%)	(9)	(14)	5	(37.9%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	659	597	62	10.4%	293	304	(10)	(3.4%)

Generation business EBITDA

EBITDA for our Generation Segment accumulated as of June 30, 2025, reached US$ 576 million, representing an increase of US$ 5 million, up 0.9%, compared to the same period in 2024. Regarding the results for the second quarter of 2025, EBITDA for this segment decreased US$ 22 million compared to the same quarter of the previous year.

The main variables explaining this result are described below:

▪	Operating revenues as of June 30, 2025, reached US$ 1,604 million, representing a decrease of US$ 176 million, or 9.9% lower than the same period last year, mainly explained by the following:

>	Lower revenues from energy sales of US$ 207 million, mainly explained by: (i) lower physical sales of US$ 191 million, corresponding to -2,090 GWh, explained by lower physical sales to regulated customers (-1,791 GWh), lower physical sales in the spot market (-227 GWh) and lower sales to free customers (-72 GWh); and (ii) a negative effect of US$ 71 million due to a lower average sales price. This was partially offset by lower losses on exchange rate hedges of US$ 56 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

This was partially offset by:

>	Higher other sales of US$ 29 million, explained by an increase in revenues from gas sales.

In Q2 2025, operating revenues reached US$ 825 million, representing a decrease of US$ 127 million compared to the same quarter of the previous year. The variation is mainly due to:

>	Lower revenues from energy sales of US$ 149 million, mainly explained by (i) lower physical sales of US$ 137 million, corresponding to -1,232 GWh, explained by lower physical sales to regulated customers (-942 GWh), lower physical sales in the spot market (-131 GWh) and lower sales to free customers (-159 GWh); and (ii) a negative effect of US$ 25 million due to a lower average sales price. This was partially offset by lower losses on exchange rate hedges of US$ 17 million.

>	Lower other operating income of US$ 15 million, explained by lower income from commodity derivatives.

>	Higher other sales of US$ 35 million, due to an increase in revenues from the sale of gas.

This was partially offset by:

▪	Operating costs as of June 30, 2025, amounted to US$ 902 million, a decrease of US$ 200 million, or 18.2% lower than the same period of 2024, mainly explained by:

>	Lower energy purchases of US$ 161 million, mainly due to lower physical purchases, equivalent to -1,445 GWh.

>	Lower transportation expenses of US$ 27 million, mainly explained by: (i) lower gas regasification and transportation costs of US$ 16 million; and (ii) lower toll expenses of US$ 11 million.

>	Lower fuel consumption cost of US$ 12 million, mainly explained by: (i) lower commodity hedging costs of US$ 7 million; and (ii) lower gas consumption of US$ 7 million. This was partially offset by higher oil consumption of US$ 2 million.

During Q2 2025, operating costs totaled US$ 492 million, representing a decrease of US$ 121 million compared to the same quarter of the previous year. This variation is mainly explained by:

>	Lower energy purchases of US$ 114 million, mainly explained by lower physical purchases equivalent to -1,056 GWh.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

>	Lower transportation expenses of US$ 9 million, explained by (i) lower toll expenses of US$ 6 million and (ii) lower regasification and gas transportation costs of US$ 3 million.

Personnel expenses (net of work for fixed assets) reached US$ 33 million as of June 30, 2025, an increase of US$ 6 million compared to the same period in 2024, mainly explained by a non-recurring expense related to incentives granted to employees linked to early retirement plans for US$ 5 million and lower labor costs in projects for US$ 2 million.

Compared to Q2 2025, Personnel Expenses (net of work for fixed assets) increased by US$ 2 million, mainly explained by a non-recurring expense related to incentives granted to employees linked to early retirement plans for US$ 5 million, offset by a lower expense of US$ 2 million due to a reduction in staff.

Other Expenses by Nature totaled US$ 92 million as of June 30, 2025, increasing by US$ 14 million compared to the same period in 2024, mainly due to: (i) higher maintenance and repair expenses of US$ 8 million, (ii) higher technical and administrative services expense of US$ 4 million, and (iii) higher insurance premium expense of US$ 2 million.

In Q2 2025, Other Expenses by Nature amounted to US$ 37 million, in line with the same quarter of 2024.

Distribution & Networks business EBITDA

EBITDA for our Distribution and Networks Segment reached US$ 92 million for the period ended June 30, 2025, representing an increase of US$ 36 million compared to June 2024.

The main variables explaining this result are described below:

Operating revenues reached US$ 872 million as of June 30, 2025, representing a decrease of US$ 10 million compared to revenues achieved in the same period of 2024. This variation, equivalent to a decrease of 1.1%, is mainly explained by:

>	Lower energy sales revenues of US$ 27 million, mainly due to: (i) a decrease of US$ 15 million, due to lower physical sales (-170 GWh), mainly in the residential customer segment, which was partially offset by higher average sales prices during the period; and (ii) lower revenues of US$ 12 million due to the effect of currency translation, resulting from the devaluation of the Chilean peso against the US dollar.

>	Higher other services provided of US$ 5 million, mainly explained by higher services provided for the construction of connections and public lighting.

>	Higher other operating revenue of US$ 12 million, mainly explained by an increase in insurance income of US$ 13 million, partially offset by lower fines to suppliers of US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Operating revenues for Q2 2025 was US$ 439 million, representing a decrease of US$ 46 million, equivalent to 9.6%, compared to the same quarter of the previous year, mainly explained by:

>	Lower revenues from energy sales of US$ 49 million, mainly due to: (i) a decrease of US$ 43 million, due to lower physical sales (-187 GWh), mainly in the residential customer segment, and lower average sales prices; and (ii) lower revenues of US$ 6 million due to the effect of currency translation, as a result of the devaluation of the Chilean peso against the US dollar.

>	Higher revenues from other services provided of US$ 3 million, mainly explained by higher revenues from construction services for connections and public lighting.

>	Lower other sales of US$ 1 million, mainly explained by lower revenues from non-regulated businesses such as network relocation and connections.

▪	Operating costs as of June 30, 2025, amounted to US$ 719 million, representing a decrease of US$ 49 million compared to June 2024, equivalent to a 6.4% decrease, which is explained by:

>	Lower energy purchase costs of US$ 37 million, mainly due to (i) a decrease of US$ 28 million, due to lower physical purchases (-192 GWh), which was partially offset by a higher average purchase price; and (ii) US$ 9 million due to the effect of currency translation, as a result of the devaluation of the Chilean peso against the US dollar.

>	Lower transportation expenses of US$ 9 million, mainly explained by lower costs for regional transmission tolls.

>	Lower other variable procurement and services costs of US$ 3 million, mainly explained by a decrease in the recognition of SEC and SERNAC fines.

During Q2 2025, operating costs amounted to US$ 362 million, decreasing by US$ 57 million compared to Q2 2024. This variation is mainly explained by:

>	Lower energy purchase costs of US$ 48 million, mainly due to (i) a decrease of US$ 43 million, due to lower physical purchases (-209 GWh) and a lower average purchase price; and (ii) US$ 5 million due to the effect of currency translation, as a result of the devaluation of the Chilean peso against the US dollar.

>	Lower transportation expenses for regional transmission tolls of US$ 5 million, due to lower payments to transmission companies.

>	Lower other procurement and service costs of US$ 4 million, mainly explained by a decrease in the recognition of SEC and SERNAC fines of US$ 3 million.

Personnel expenses (net of work in progress) totaled US$ 15 million as of June 30, 2025, representing a decrease of US$ 1 million compared to June 2024, mainly as a result of: (i) lower expenses of US$ 5 million for collective bargaining bonus payments made during the first half of 2024; and (ii) lower expenses of US$ 1 million related to performance bonuses. This was partially offset by a non-recurring expense of US$ 5 million related to incentives granted to employees linked to early retirement plans.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Compared to Q2 2025, Personnel Expenses (net of work for fixed assets) increased by US$ 3 million, explained by a non-recurring expense of US$ 5 million related to incentives granted to employees linked to early retirement plans, which was partially offset by a higher capitalization of personnel expenses to investment projects of US$ 1 million.

Other Expenses by Nature totaled US$ 46 million as of June 30, 2025, representing an increase of US$ 5 million compared to the first half of 2024, mainly explained by the following: (i) higher environmental expenses of US$ 3 million, (ii) higher material purchase costs of US$ 1 million; and (iii) an increase in lease expenses of US$ 1 million.

Compared to Q2 2025, Other Expenses by Nature increased US$ 1 million, explained by: (i) higher environmental expenses of US$ 2 million, and (ii) higher material purchase costs of US$ 2 million. This was partially offset by lower operating and maintenance costs of US$ 3 million.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2025, compared to June 30, 2024:

	Cumulative Figures (Figures in US$ million)
	Jun-25			Jun-24
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	576	(170)	406	571	(124)	447
Distribution & Networks business	92	(47)	45	57	(40)	17
Less: consolidation adjustments and other activities	(10)	(5)	(15)	(31)	(2)	(33)

TOTAL ENEL CHILE CONSOLIDATED	659	(222)	437	597	(166)	431

	Quarterly Figures (Figures in US$ million)
	Q2 2025			Q2 2024
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	260	(102)	159	282	(65)	217
Distribution & Networks business	42	(24)	19	36	(21)	15
Less: consolidation adjustments and other activities	(9)	(2)	(11)	(14)	(1)	(15)

TOTAL ENEL CHILE CONSOLIDATED	293	(128)	166	304	(87)	217

Depreciation, amortization, and impairment amounted to US$ 222 million for the period ended June 30, 2025, increasing US$56 million compared to June 2024. This variation is explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

>	Higher depreciation and amortization expense of US$ 17 million, mainly explained by the commissioning of new renewable energy power plants after the end of the first half of 2024.

>	Higher impairment loss on property, plant and equipment of US$ 29 million, related to the Las Salinas extension project, to adjust the capitalized book value to its accounting value.

>	Higher impairment loss on accounts receivable of US$ 6 million, mainly from the Distribution and Networks Segment, due primarily to higher expected credit losses associated with residential customers.

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative consolidated non-operating income as of June 30, 2025, and 2024:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in US$ million)	Jun-25	Jun-24	Change	% Change	Q2 2025	Q2 2024	Change	% Change

Financial income	28	56	(28)	(49.9%)	13	21	(8)	(36.5%)
Financial expenses	(130)	(127)	(3)	2.4%	(73)	(59)	(15)	25.4%
Foreign currency exchange differences, net	7	(2)	9	(527.9%)	(2)	(22)	20	(92.3%)
Gain (Loss) for indexed assets and liabilities	11	21	(10)	(48.4%)	3	5	(1)	(25.2%)
FINANCIAL RESULT	(84)	(52)	(32)	62.7%	(58)	(55)	(3)	6.3%

Share of profit (loss) of associates accounted for using the equity method	7	3	4	155.0%	4	2	1	69.9%
OTHER NON-OPERATING RESULTS	7	3	4	155.0%	4	2	1	69.9%

NET INCOME BEFORE TAXES	360	382	(22)	(5.8%)	111	164	(53)	(32.4%)
Income Tax	(93)	(90)	(3)	3.4%	(30)	(42)	12	(28.0%)

NET INCOME OF THE PERIOD	267	292	(25)	(8.6%)	81	122	(41)	(33.9%)
Attributable to Shareholders of the parent company	246	267	(21)	(7.8%)	71	110	(39)	(35.3%)
Attributable to Non-controlling interest	22	25	(4)	(13.9%)	10	12	(2)	(17.5%)

Financial Result

Enel Chile's consolidated financial result recorded a loss of US$ 84 million as of June 30, 2025, representing a negative variation of US$ 32 million compared to the expense of US$ 52 million obtained during the 2024 period. Compared to Q2 2025, the financial result recorded an expense of US$ 58 million, 6.3% higher than the expense recorded in Q2 2024.

The variables that explain this result are described below:

Lower financial income of US$ 28 million, mainly explained by: (i) lower interest generated by accounts receivable from electricity distribution companies of US$ 16 million, as a result of postponements in the issuance date of the corresponding tariff decrees; (ii) lower income from temporary investments in fixed income instruments of US$ 7 million; (iii) lower financial income from interest generated by the application of Law No. 21,185 on tariff stabilization of US$ 2 million; and (iv) lower financial income from agreements with customers of US$ 1 million.

During Q2 2025, financial income decreased US$ 8 million compared to the same quarter of the previous period, mainly explained by lower income from temporary investments in fixed income instruments of US$ 2 million and lower financial income from interest generated by the application of Law No. 21,185 on tariff stabilization of US$ 6 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Higher financial expenses of US$ 3 million, mainly explained by: (i) lower interest capitalizations for US$ 42 million, mainly in the Generation Segment, as a result of the commissioning of Los Cóndores power plant during the first quarter of 2025 and higher financial expenses from sales and assignment of commercial accounts receivable for US$ 8 million.

This was partially offset by: (i) lower financial expenses for US$ 11 million, related to losses on sales of accounts receivable from finance leases recorded during the first quarter of 2024 and related to electric mobility projects; (ii) lower financial expenses for US$7 million, resulting from lower average financial debt during the first half of 2025 compared to the same period in 2024, mainly due to a bond payment made by Enel Generación Chile in April 2024 for US$ 400 million; (iii) lower financial expenses with related companies by US$ 15 million, associated with lower debt with Enel Finance International (EFI); and (iv) lower financial costs due to payment schedule optimization agreements with suppliers for US$ 13 million.

During Q2 2025, financial expenses increased US$ 15 million compared to the same quarter of the previous year, mainly explained by: (i) lower interest capitalizations for US$ 28 million, mainly in the Generation Segment, as a result of the commissioning of Los Cóndores power plant during the first quarter of 2025; and (ii) higher financial expenses from sales and assignment of commercial accounts receivable for US$ 7 million. This was partially offset by: (i) lower financial expenses with related companies for US$ 12 million, associated with lower debt with Enel Finance International (EFI); and (ii) lower financial costs from payment schedule optimization agreements with suppliers for US$ 6 million.

Higher exchange rate difference gains for US$ 9 million, mainly due to: (i) lower negative exchange rate differences on financial debt and derivative instruments for US$ 51 million; and (ii) lower negative exchange rate differences on trade accounts payable and accounts payable to related entities for US$ 174 million, both effects mainly as a result of the change in the functional currency of Enel Chile and Enel Generación Chile. This was partially offset by lower exchange rate difference gains from accounts receivable from related parties for US$ 112 million and lower exchange rate differences gains from trade accounts receivable for US$ 105 million, effects that are also explained by the change in the functional currency of Enel Chile and Enel Generación Chile.

During Q2 2025, the exchange rate difference result showed a lower exchange loss of US$ 20 million compared to the same quarter of the previous period, mainly explained by higher exchange gains from accounts receivable from related parties for US$ 145 million. This was partially offset by (i) lower positive exchange rate differences on financial debt and derivative instruments for US$ 70 million; and (ii) higher negative exchange rate differences on trade payables and payables to related parties for US$ 55 million.

Higher loss from adjustment units for US$ 10 million, mainly explained by: (i) lower income from adjustment of trade accounts receivable for US$ 12 million and lower income from adjustment of financial assets for US$ 4 million. This was partially offset by higher income from adjustment of other non-financial assets for US$ 7 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

During Q2 2025, income from adjustment units was US$ 1 million lower than in the same quarter of the previous year, mainly due to lower income from the adjustment of trade receivables of US$ 5 million. This was partially offset by a lower negative effect of US$ 4 million due to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch owned by Enel Generación Chile in Argentina.

Corporate income tax

Corporate income tax reached a loss of US$ 93 million for the period ended June 30, 2025, representing a higher expense of US$ 3 million compared to the same period last year. This variation is mainly explained by a higher tax expense of US$ 11 million, resulting from the elimination of the monetary correction at Enel Chile, Enel Generación Chile and Pehuenche, due to the change in the accounting currency for tax purposes of these companies from Chilean pesos to United States dollars, effective in 2025. This was partially offset by an US$ 8 million decrease in income tax expense due to lower Company earnings.

In Q2 2025, income tax expense totaled US$ 30 million, representing a decrease of US$ 12 million compared to the same quarter of the previous year. This variation is mainly explained by a lower tax expense of US$ 20 million due to lower profits of the Company. This was partially offset by a higher tax expense of US$ 8 million due to the elimination of the monetary correction in Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche, as explained above.

Performance of key financial ratios

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

RATIO		UNIT	Jun-25	Dec-24	Jun-24	% Change

Liquidity	Liquidity (1)	Times	1.02	1.00	-	2.8%
	Acid-test (2)	Times	0.98	0.95	-	3.3%
	Working capital	US$ million	48	(9)	-	(618.2%)
Leverage	Leverage (3)	Times	1.33	1.39	-	(4.3%)
	Short-term debt (4)%		28.0%	30.3%	-	(7.8%)
	Long-term debt (5)%		72.0%	69.7%	-	3.4%
	Financial expenses coverage (6)	Times	5.88	-	5.54	6.1%
Profitability	Op. income / Op. Revenues	%	19.2%	-	17.5%	9.4%
	ROE (7)%		2.7%	-	17.5%	(84.7%)
	ROA (8)%		1.4%	-	6.8%	(80.0%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	Current liquidity as of June 30, 2025 reached 1.02 times, representing a positive variation of 2.8% compared to December 31, 2024.

>	Working capital as of June 30, 2025 was US$ 48 million positive, representing a positive variation of US$ 57 million compared to the negative working capital obtained as of December 31, 2024. This variation is mainly explained by a decrease in trade accounts payable.

>	The debt ratio was 1.33 times, representing Enel Chile's equity commitment for the 2025 period, compared to 1.39 times as of December 31, 2024. This improvement is largely due to the decrease in trade accounts payable and the increase in the Company's equity, mainly due to the results for the 2025 period.

>	Financial cost coverage for the period ended June 30, 2025, was 5.88 times, indicating the ability to cover financial expenses with EBITDA. This index increased 6.1%, mainly due to improved EBITDA in 2025 compared to 2024.

>	The profitability index reached 19.2% as of June 30, 2025, compared to 17.5% in the same period of 2024.

>	Return on equity was 2.7% as of June 30, 2025, representing a decrease of 14.8 percentage points compared to the 17.5% obtained as of June 30, 2024. Excluding the extraordinary effects recognized in the comparative rolling periods, notably the loss of US$ 657 million, before taxes and minority interests, recorded at the end of 2024 and explained by the discontinuation of accounting hedges associated with income directly linked to the evolution of the US dollar of Enel Generación Chile, the return on equity ratio would have decreased by 5.2% (12.3% as of June 30, 2025, and 17.5% as of June 30, 2024).

>	Return on assets was 1.4% as of June 30, 2025, representing a decrease of 80 percentage points compared to the 6.8% recorded in 2024. Excluding the extraordinary effects recognized in the comparative rolling periods, the return on assets would have decreased by 1.7% (5.1% as of June 30, 2025, and 6.8% as of June 30, 2024).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

2.	BALANCE SHEET ANALYSIS

The Company's total assets decreased US$ 220 million as of June 30, 2025, compared to total assets as of December 31, 2024.

ASSETS (Figures in US$ million)	Jun-25	Dec-24	Change	% Change

Current Assets	2,051	2,242	(191)	(8.5%)
Non Current Assets	10,494	10,523	(29)	(0.3%)

Total Assets	12,545	12,765	(220)	(1.7%)

Current assets decreased US$ 191 million as of June 30, 2025, and the changes in the main items are summarized as follows:

•	Decrease in trade accounts receivable and other current accounts receivable of US$ 94 million, mainly due to lower trade accounts receivable of US$ 90 million, a variation that is mainly explained by the following factors: (i) an increase of US$ 139 million generated in the period as a result of the application of the Laws that establish tariff stabilization mechanisms for regulated customers; and (ii) a decrease of US$ 49 million due to the translation to US dollars of accounts receivable in Chilean pesos from Enel Distribución Chile; and (iii) higher insurance accounts receivable of US$ 11 million.

•	Decrease in cash and cash equivalents of US$ 65 million, mainly explained by: i) higher payments to suppliers for US$ 2,479 million; (ii) dividend payments for US$ 405 million; (iii) income tax payments for US$ 186 million; (vi) purchases of property, plant and equipment for US$ 138 million; (v) other payments for operating activities for US$ 94 million, mainly for VAT and other taxes; (vi) payments to employees for US$ 75 million; (vii) interest payments of US$ 71 million; (viii) bond loan payments for US$ 23 million; (ix) lease liability payments for US$ 13 million; (x) other cash outflows for US$ 4 million; and (xi) purchases of intangible assets for US$ 1 million. All the above was partially offset by: (i) collections from customers for US$ 3,396 million; (ii) bank loans for US$ 100 million; (iii) interest received for US$ 6 million; and (iv) collections from leases and subsequent sale of those assets for US$ 10 million. In addition, during the period, there was a positive effect of the change in the exchange rate on cash and cash equivalents of US$ 6 million.

•	Decrease in current accounts receivable from related entities of US$ 12 million, mainly explained by lower accounts receivable from GNL Chile S.A. of US$ 19 million corresponding to advance payments for gas purchases. This was partially offset by: (i) a higher account receivable from Enel Global Trading S.p.A. for commodity derivative transactions for US$ 3 million; (ii) a higher account receivable from Enel Américas for service contracts for US$ 2 million; and (iii) higher accounts receivable from Enel Green Power SpA for engineering services for US$ 2 million.

•	Decrease in other current non-financial assets of US$ 41 million, mainly explained by: (i) a lower VAT tax credit of US$ 32 million and (ii) a lower balance of prepaid expenses of US$ 8 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

The above was partially offset by:

•	Increase in Inventories of US$ 29 million, mainly explained by higher gas inventory of US$ 24 million and spare parts of US$ 7 million.

Non-current assets decreased by US$ 29 million compared to the balance as of December 31, 2024.

The changes in the main items are described as follows:

•	Decrease in trade accounts receivable and other non-current accounts receivable of US$ 90 million, mainly due to transfers from long-term to short-term balances of US$ 61 million related to price stabilization laws for regulated customers, recorded in Enel Distribución Chile.

•	Decrease in other non-financial non-current assets of US$41 million, corresponding to a lower VAT tax credit

This was partially offset by:

•	Increase in property, plant and equipment by US$ 41 million, mainly explained by: (i) additions of plant and equipment for US$ 153 million, (ii) increase due to translation differences for US$ 67 million, and (iii) impairment losses for US$ 29 million. This was partially offset by the depreciation of the year for US$ 148 million.

•	Increase in assets for right-of-use assets of US$ 32 million, mainly explained by: (i) new contracts for right-of-use assets of US$ 21 million; and (ii) an increase in translation differences of US$ 23 million. The above was offset by depreciation for the year of US$ 12 million.

•	Increase in other non-current financial assets for US$ 11 million, corresponding to higher assets associated with hedging derivatives.

•	Increase in investments accounted for using the equity method of US$ 6 million, corresponding to the net income for the period recognized in our associate GNL Chile S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

The Company's total liabilities, including equity, amounted to US$ 12,545 million as of June 30, 2025, a decrease of 1.7% compared to total liabilities and equity as of December 31, 2024.

LIABILITIES AND EQUITY (Figures in US$ million)	Jun-25	Dec-24	Change	% Change

Current Liabilities	2,003	2,251	(249)	(11.0%)
Non Current Liabilities	5,153	5,168	(15)	(0.3%)
Total Equity	5,389	5,345	43	0.8%
Attributable to the Shareholders of parent company	5,023	4,976	47	1.0%
Attributable to Non-controlling interest	365	369	(4)	(1.0%)

Total Liabilities and Equity	12,545	12,765	(220)	(1.7%)

Current liabilities decreased US$ 249 million as of June 30, 2025. The changes in the main items are explained below:

•	Decrease in trade accounts and other current accounts payable of US$ 193 million, mainly explained by lower accounts payable for: (i) purchase of energy and fuel for US$ 42 million; (ii) lower purchases of goods and services for US$ 118 million; and (ii) lower dividend payments for US$ 35 million.

•	Decrease in current tax liabilities of US$ 105 million, mainly due to lower income tax provisions at Enel Generación Chile.

•	Decrease in other current non-financial liabilities of US$ 5 million, mainly explained by lower VAT payable and other taxes for US$ 8 million, offset by deferred income from other services of US$ 3 million.

The above was partially offset by:

•	Increase in other current financial liabilities of US$ 50 million, mainly explained by: (i) higher financial expenses on loans and bonds for US$ 67 million; and (iii) increase in cash flow hedge derivatives for US$ 55 million. This was partially offset by interest payments on bank loans and bonds for US$ 78 million.

•	Increase in other current liabilities for leases for US$ 5 million, mainly explained by new land leases for the development of renewable energy projects related to EGP Chile Group.

Non-current liabilities decreased US$ 15 million as of June 30, 2025, mainly explained by the following:

•	Decrease in non-current accounts payable to related entities of US$ 78 million, mainly explained by transfers to short-term accounts of a US$ 80.5 million loan with EFI.

•	Decrease in other non-current accounts payable of US$ 39 million, mainly explained by lower accounts payable for energy purchases.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

•	Decrease in other non-current non-financial liabilities for US$ 10 million, explained by lower deferred income from energy sales.

The above was partially offset by:

•	Increase in other non-current financial liabilities of US$ 84 million, mainly explained by a bank loan with Corporación Andina de Fomento (CAF) for US$ 100 million, an increase in debt due to the exchange rate effect of US$ 15 million, and higher foreign currency translation differences of US$ 6 million. The above was offset by a transfer to other current financial liabilities for US$ 35 million.

•	Increase in non-current lease liabilities for US$ 37 million, mainly due to new land leases for the development of renewable energy projects associated with EGP Chile Group.

Total equity amounted to US$ 5,389 million as of June 30, 2025, an increase of US$ 43 million compared to December 31, 2024, mainly explained by the following:

•	Equity attributable to Enel Chile's owners was US$ 5,023 million, broken down as follows: Issued capital of US$ 3,896 million, accumulated earnings of US$ 2,881 million, and other negative reserves of US$ 1,753 million.

>	Accumulated earnings show a negative variation of US$ 1 million, which is explained by net income of the period for US$ 245 million less dividend distribution for US$ 246 million.

>	Other reserves show a positive variation of US$ 48 million, which is mainly explained by higher translation reserves of US$ 51 million, partially offset by lower cash flow hedge reserves of US$ 4 million.

•	Equity attributable to non-controlling interests was US$ 365 million, a decrease of US$ 4 million compared to the balance as of December 31, 2024, mainly explained by net income of the period for US$ 22 million less dividend distribution for US$ 26 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

3.	MAIN CASH FLOWS

Enel Chile Group generated a net cash outflow of US$ 59 million for the period ended June 30, 2025, representing an improvement of US$ 249 million in the net cash flow compared to the same period in 2024. The main variables explaining this higher net cash flow for the period are described below:

NET CASH FLOW (Figures in US$ million)	Jun-25	Jun-24	Change	% Change

From Operating Activities	510	307	203	66.6%
From Investing Activities	(132)	(453)	320	(70.7%)
From Financing Activities	(437)	(161)	(275)	170.5%

Total Net Cash Flow	(59)	(308)	249	(81.0%)

Operating activities generated net cash flow of US$ 510 million for the period ended June 30, 2025. These flows are mainly composed of: (i) cash inflows from sales of goods and services for US$ 3,396 million; (ii) collections derived from leases and subsequent sale of those assets for US$ 9 million; and (iii) other collections from operating activities for US$ 2 million. This cash inflows were partially offset by: (i) payments to suppliers for US$ 2,537 million; (ii) income tax payments for US$ 186 million; (iii) payments to employees for US$ 75 million; (iv) other payments for operating activities for US$ 94 million, mainly for VAT and other taxes; and (v) other collections from operating activities for US$ 4 million.

The positive variation in operating cash flow of US$ 203 million compared to June 2024 is mainly explained by higher collections from sales of goods and services of US$ 528 million. This was partially offset by: (i) higher payments to suppliers for US$ 268 million; and (ii) a higher income tax payment for US$ 49 million.

Investing activities generated a negative net cash flow of US$ 132 million for the period ended June 30, 2025. These cash flows are mainly composed of: (i) disbursements for purchases of property, plant and equipment of US$ 138 million; and (ii) disbursements for the purchase of intangible assets of US$ 1 million. This was partially offset by: (i) interest received of US$ 6 million; and (ii) dividends received of US$ 1 million.

The positive variation in investment cash flow of US$ 320 million compared to June 2024 is mainly explained by: (i) lower disbursements for the purchase of property, plant and equipment of US$ 306 million; (ii) lower purchases of intangible assets for US$ 21 million; and (iii) lower payments arising from futures, forward, options, and swap contracts totaling US$4 million. This was partially offset by: (i) lower collections from futures, forward, options, and swap contracts totaling US$ 8 million; and (ii) lower interest received of US$ 7 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Financing activities generated a negative net cash flow of US$ 437 million for the period ended June 30, 2025. These flows are mainly composed of cash outflows from: (i) dividend payments of US$ 347 million; (ii) interest payments of US$ 71 million; (iii) loan payments to related parties of US$ 81 million; (iv) loan payments of US$ 23 million; and (v) lease liability payments of US$ 13 million. The above was partially offset by cash inflows from a loan granted by Corporación Andina de Fomento (CAF) for US$ 100 million.

The negative variation of US$ 275 million in financing flow compared to June 2024 is mainly explained by: (i) higher loans granted to related entities for US$ 1,111 million; (ii) lower cash inflows from loans for US$ 229 million; and (iii) higher dividend payments for US$ 14 million. This was partially offset by: (i) lower loan payments for US$ 559 million; (ii) lower loan payments to related entities for US$ 454 million; (iii) lower interest payments for US$ 26 million; and (iv) lower other cash inflows (outflows) for US$ 15 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended June 30, 2025, and 2024:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Jun-25	Jun-24	Jun-25	Jun-24

Generation business	94	400	35	124
Distribution & Networks business	41	37	105	27
Other business activities	3	7	34	3

Total Consolidated ENEL CHILE Group	138	444	174	154

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

ENEL CHILE INTEREST RATE (%)	June 30, 2025	December 31, 2024

Fixed Interest Rate	86%	89%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Flows corresponding to investment income, costs and disbursements that are denominated in currencies other than the functional currency (U.S. dollar).
>	Accounting mismatch between assets and liabilities in the Statement of Financial Position denominated in currencies other than the functional currency.
>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to minimize the exchange rate risk, the Enel Chile Group seeks to maintain a balance between flows other than the functional currency in assets and liabilities. The objective is to minimize the exposure of flows to the risk of exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During 2024, the Boards of Directors of Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars as of January 1, 2025, since the US currency became the currency that significantly influence the economic environment in which each of them operates (please refer to Note 3).

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2025, we held active Brent hedges to be settled totaling 459 kbbl related to purchases and 159 kbbl related to sales. As for gas, we held active Henry Hub hedges for 24 Tbtu related to purchases. Regarding coal hedges, as of June 30, 2025, settlement obligations totaling 104 kTon were recorded corresponding to sales contracts. Additionally, active TFU hedges of 0.4 Tbtu related to the sale of ships during 2025 were maintained. As of December 31, 2024, we held active hedges in Brent totaling 45 kbbl related to purchases. As for gas, there were no active hedges to be settled at the end of 2024, neither in Henry Hub Swap nor in Henry Hub Future. Regarding coal hedges, as of December 31, 2024, there were settlement obligations for a total of 10.7 kTon corresponding to sales contracts.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first semester of 2025, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the characteristics and conditions of the debts and financial derivatives, please refer to Notes 20, 21, and 23.

As of June 30, 2025, the liquidity of Enel Chile Group was US$ 320 million in cash and cash equivalents and US$ 300 million in in long-term committed credit lines. As of December 31, 2024, the liquidity of Enel Chile Group was US$ 385 million in cash and cash equivalents and US$ 690 million in in long-term committed credit lines. As of January 1, 2024, the liquidity of Enel Chile Group was US$ 642 million in cash and cash equivalents and US$ 540 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

Exchange Rate Risk

In order to monitor this risk and limit the volatility of the income statement, the Enel Chile Group prepares a prospective measurement, based on a monthly Monte Carlo simulation, on the exchange fluctuations of the mismatch of accounts, in a 3-month period with 95% confidence.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

Based on the Company's estimated exposure, considering the hedges in place, the estimated impact of exchange rate fluctuations to the next quarter would reach US$ 26.23 million.

Considering that since January 1, 2025, Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche changed its functional currency to the U.S. dollar, the measurement of the exchange rate risk described above has been determined considering this circumstance.

Interest Rate Risk

The exposure related to the variation of interest rates is measured as the sensitivity of the financial expense. The sensitivity analysis performed on the monthly financial expense shows that a variation of 25 basis points in the reference interest rate, SOFR, would have the following effects:

•	An increase of 25 basis points would increase the monthly financial expense by ThUS$ 52.08.

•	A decrease of 25 basis points would reduce the monthly financial expense by ThUS$ 52.08.

Given the Company's effective control over its exposure to variable rates, this risk is limited. To further reduce this exposure, market scenarios are continuously monitored, and a balance between fixed and variable rate financing is pursued.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Chile could become enforceable.

In connection with the credit facilities under New York State law, subscribed in March 2024 maturing in March 2027, and the credit facility under Chilean law, entered into in December 2024 maturing in December 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in default also exceeds the equivalent of US$ 150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

[3] This value does not consider the effects of exchange rate differences between derivatives and underlying hedges.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and July 2023, maturing in December 2037 and December 2038 respectively, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee Bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2025

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of June 30, 2025.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer

Date: July 30, 2025